YANZHOU COAL MINING COMPANY LIMITED

Address: 298 Fushan South Road, Shandong Province, China	Tel: (86537) 5385343 Fax: (86537) 5383311

August 9, 2013

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Dear Ladies and Gentlemen,

Yanzhou Coal Mining Company Limited Form 20-F for the Year Ended

December 31, 2012 Filed April 29, 2013 (File No. 001-14714)

Yanzhou Coal Mining Company Limited (the “Company” or “we”) refers to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) dated July 26, 2013 (the “Comment Letter”) on its Annual Report on Form 20-F (the “Annual Report”). We have included the Staff’s comments in bold and in the order presented in the Comment Letter, and have presented our responses accordingly.

Form 20-F for the Year Ended December 31, 2012

Item 4. Information on the Company, page 25

Assets Disposal of Tianhao Chemicals, page 26

1.	Your disclosures on pages 26 and 73 state that the shareholders have approved your plan to publicly sell the methanol assets held by Tianhao Chemicals and the transaction is currently undergoing a sale procedure on the Shandong Property Right Exchange Center. It appears that these methanol assets met the definition as assets held for sale. Please tell us how you have considered the provisions under IFRS 5 in accounting and disclosing the methanol assets held by Tianhao Chemicals.

IFRS 5 requires a non-current asset (or disposal group) classified as held for sale to be measured at the lower of its carrying amount and fair value less cost to sell. The Company submits that the carrying amount of total assets and net liabilities of Tianhao Chemicals were approximately RMB11 million and RMB12 million, respectively, as of December 31, 2012. The latest valuation of Tianhao Chemicals’ assets on April 30, 2012 amounted to RMB268 million. Management has deemed the fair value of Tianhao Chemicals’ assets as of December 31, 2012 to be close or equal to the valuation as of April 30, 2012, as Tianhao Chemical did not experience any no significant event during the period from April 30, 2012 to December 31, 2012 in which would have impact on the fair value of its assets. Since the carrying value of the assets of Tianhao Chemicals is less than their fair value as of December 31, 2012, the value of these assets, if disclosed separately in the consolidated financial statements, should be their carrying value. The carrying amount of total assets or net liabilities of Tianhao Chemical represented approximately 0.01% and 0.02%, respectively, of the Company’s consolidated total assets and consolidated net assets of RMB122,702 million and RMB49,091 million, respectively. The Company considers the total assets or net liabilities of Tianhao Chemical to be immaterial and therefore not separately accounted for or disclosed in the balance sheet or notes, in accordance with IFRS 5.

Business overview, page 27

2.	We note your refer to nine developmental-stage projects in China and Australia. Please clarify whether these development projects have proven and/or probable reserves and include these estimates in your reserve tables or include a statement that exploration activities are continuing on these properties and no reserves have been demonstrated to date.

In response to the Staff’s comment, the Company will revise its disclosure as follows:

In addition, as of December 31, 2012, we had nine developmental-stage projects in China and Australia and a number of exploration tenements in Australia that might be potentially developed. Our exploration activities and reserve assessments are continuing on these properties and no reserves have been demonstrated to date.

Six Coal Mines, page 59

3.	Proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined. Absent this condition, proven and probable reserves should be segregated. Please modify all your reserve disclosure separating your proven reserves from your probable reserves or include a statement that the distinction between proven and/or probable reserve classifications cannot be readily determined or defined.

In response to the Staff’s comment, the Company will revise its disclosure as follows:

The total proven and probable reserves as of the end of a year are derived by deducting the proven and probable reserves consumed in the coal production in the same year from the proven and probable reserves as of the end of the immediately preceding year. The distinction between proven and/or probable reserve classifications cannot be readily determined or defined.

Beisu and Yangcun Coal Mines, page 61

4.	We note the proven and/or probable reserve tonnages are missing for the Beisu, Yangcun, Anyuan, and Wenyu mines. Please amend your filing and include the reserve tonnages for the operating mines.

The Company submits that the Company only has basic reserve figures for Beisu, Yangcun, Anyuan, and Wenyu coal mines, which were assessed based on the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999). However, as only mineral reserves meeting the definitions provided in paragraph (a) of Industry Guide 7 may be disclosed in filings with the SEC, the Company did not include such disclosure in its Annual Report.

Item 5. Operating and Financial Review and Prospects, page 74

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011, page 78

5.	We note your disclosure on page 78 that approximately one-third of the 94.1 million tons of coal sold in 2012 were purchased “from third parties for trading purposes.” In future filings, to the extent material, please provide additional narrative and quantitative disclosure about your trading operations, including the terms under which you engage in trading activities, the nature of the counter-parties with whom you trade, and the reasons why and degree to which your trading of coal sourced from third parties contributed to your net income/loss for the periods covered by your financial statements. See Items 4.B and 5 to Form 20-F. As an example, please clarify the reasons why the cost of traded coal resulting from increased coal purchased from third parties—as opposed to internal production—resulted in a 63% increase in cost of sales. Please provide us with your proposed draft disclosure for future filings, based on your December 31, 2012 figures.

In response to the Staff’s comment, the Company the Company proposes to revise its disclosure as follows, and to include similar disclosure in future filings:

•	On page 33 of the Annual Report:

Our Australian subsidiaries also export a small portion of coal through export agents with which our Australian subsidiaries have established longstanding relationships. The primary destinations for the export sales of our Australian subsidiaries are South Korea, Japan and China.

To meet our customers’ demand beyond the current capacity of our domestic coal mines, and to maintain and expand our customer base to support our anticipated capacity expansion by our developmental-stage coal mines, we also purchase coal from other coal mining companies and trading companies and sell it to power plants, metallurgical mills and construction material manufacturers with whom we have established stable relationships. Purchases and sales of externally purchased coal are made pursuant to sales contracts. These sales contracts generally specify major terms such as the type of the coal, quantity and quality of the coal, price, delivery and payment methods. Prices for such contracts are generally determined in accordance with the market price.

•	On page 78 of the Annual Report:

Our cost of sales and services provided increased by RMB16,236.2 million, or 63.1%, from approximately RMB25,725.3 million in 2011 to approximately RMB41,961.5 million in 2012, primarily due to an increase of approximately RMB11,974.0 million in the cost of traded coal as a result of an increase in the volumes of coal we purchased from third parties for trading purposes. In addition, cost of sales of traded coal is generally higher than cost of sales of our in-house coal products because purchase prices from other coal mining companies and trading companies are higher than the production cost of our in-house coal products. The increase in our cost of sales and services provided was also caused by an increase of approximately RMB1,435.9 million in wages and employee benefits as a result of an increase in employee headcount.

•	On page 80 of the Annual Report:

Profit for the year

As a result, our profit for the year decreased by RMB2,753.4 million, or 30.7%, from approximately RMB8,975.6 million in 2011 to approximately RMB6,222.2 million in 2012. The profit attributable to equity holders of the Company decreased by RMB2.709.1 million, or 30.3%, from RMB8,928.1 million in 2011 to approximately RMB6,219.0 million in 2012. In particular, net profit from our trading of externally purchased coal in 2012 was approximately RMB28.0 million, which represented approximately 0.45% of our profit for the year.

F. Tabular Disclosure of Contractual Obligations, page 91

6.	We note that loans pledged by machineries of RMB2,000 million and mining right compensation fee payable of RMB1,981 million as of December 31, 2012 are not included in the contractual obligation disclosure under this section. Please tell us why these obligations should not be presented as contractual obligations under Item 5(F) of Form 20-F.

In response to the Staff’s comment, the Company will revise its disclosure as follows:

	Payments Due by Period
	Total	Less than one Year	One to three years	Three to five years	More than five years
	(RMB in millions)
Contractual Obligations
Unsecured bank borrowings	8,900.1	5.024.5	1,076.0	2,799.6	—
Secured bank borrowings	18,625.7	657.9	910.0	880.8	16,177.0
Finance leases	232.7	30.2	93.9	93.9	14.7
Guaranteed notes	11,237.8	—	—	3,818.8	7,419.1
Loans pledged by machineries	2,000.0	2,000.0	—	—	—
Capital commitments for the acquisition of assets	2,937.1	2.871.8	65.3	—	—
Mining right compensation fee payable	1,981.4	396.3	792.6	792.6	—

Amounts due to Controlling Shareholder and its subsidiaries	93.7	93.7	—	—	—

Total	46,008.5	3,178.1	2,937.8	8,385.7	23,610.8

Critical Accounting Policies, page 92

7.	We note your disclosure that the amortization of assets especially expensing of overburden removal costs is based on saleable coal production over the estimated economically recoverable reserves. Please describe more fully the assumptions used by management to estimate saleable coal production, run-of-mine (ROM) coal tonnes mined, the weighted average cost to remove a bank cubic metre (BCM) of waste, and clarify whether the change in estimates are reflected on a prospective basis.

The Company submits that the calculation of overburden in advance has been set out on page F-24. In response to the Staff’s comment, the Company will revise its disclosure as follows:

The assumptions used by management to estimate saleable coal production, run-of-mine (ROM) coal tonnes mined, and the weighted average cost to remove a bank cubic metre (BCM) of waste include a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires a determination of the size, shape and depth of ore bodies or fields by analyzing geological data such as drilling samples. Changes in reported reserves may affect overburden removal costs since the costs may change due to changes in stripping ratios or the units of production basis of depreciation. Any changes in estimates are reflected on a prospective basis.

Item 19. Exhibits, page 141

8.	The list of exhibits filed with your Form 20-F appears to be missing required items, such as your Articles of Association. In addition, it is unclear how you considered your filing obligations with respect to your outstanding long-term debt and material related party agreements. Please advise and, to the extent necessary, provide us with draft Item 19 disclosure for inclusion in future filings.

In response to the Staff’s comment, the Company will revise its disclosure to include the Articles of Association into the list of exhibits, which will be incorporated by reference to the Company’s Form 6-K filing on July 20, 2012.

The Company submits that its outstanding long-term debt primarily comprised the US$1 billion aggregate principal amount of guaranteed notes (the “US$ Bond”) and RMB5 billion aggregate principal amount of guaranteed notes (the “RMB Bond”) issued by the Company in May 2012 and August 2012, respectively. The Company will revise its disclosure to include the indenture for the US$ Bond in the list of exhibits, and will add a note specifying that the Company undertakes to furnish this document upon request of the SEC pursuant to instruction 2(b)(i) to Item 19 of Form 20-F.

The Company did not submit the agreement in relation to the RMB Bond as it considers the agreement in relation to its PRC debt immaterial to its American depositary share holders, and the Company would incur substantial costs in translating the agreement from Chinese to English for submission purposes. In addition, the Company notes that it appears to be common practice for foreign domestic issuers not to file agreements in relation to their PRC debt together with their 20-F.

The Company further submits that its related party transactions in 2012 included its five continuing connected agreements with Yankuang Group, namely the materials supply agreement, supply of labor and services agreement, pension fund management agreement, coal products and materials supply agreement and electricity and heat energy supply agreement. The Company did not submit such agreements as it considered such agreements to be in the ordinary course of business, and the aggregate annual caps for such transactions from 2012 to 2014 did not exceed 15% of its fixed assets on a consolidated basis in 2012. The Company’s related party transactions in 2012 also included the acquisitions of Yangcun and Beisu coal mines from Yankuang Group. The Company did not submit such agreements as it considered such agreements to be in the ordinary course of business, and the aggregate consideration only represented approximately 2.1% of its fixed assets on a consolidated basis in 2012.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements, page F-10

Note 1. General, page F-10

Acquisitions and establishment of major subsidiaries, page F-10

9.	We note that you acquired all the assets and liabilities of Beisu and Yangcun and their equity investments in several entities from Yankuang Group, your controlling shareholder, and its wholly owned subsidiary, Beisu Company. It appears that the transaction was accounted for as a business combination under IFRS 3. Please tell us how you evaluated the relationship (i.e., entities under common control, unrelated entities, etc) between you and Beisu Company prior to the transaction in determining your accounting. Please also provide reference to the authoritative accounting literature to support your accounting.

The Company submits that business combinations involving entities under common control are outside the scope of IFRS 3 in accordance with IFRS 3.2(c), and there is no other specific IFRS guidance. In accordance with IAS 8.10—12, in the absence of a standard or an interpretation adopted by the IASB that specifically applies to a transaction, the company’s management should use its own judgment to develop and apply an accounting policy that results in information that is relevant and reliable. In management’s view, the most relevant and reliable accounting policies for the Company’s acquisitions of Beisu and Yangcun are under the acquisition method in accordance with IFRS 3, which is consistent with the accounting treatment applied to all of the Company’s common control acquisitions in prior years. In addition, although the transactions were entered into between the Company and its parent company and a fellow subsidiary, the consideration was determined by reference to a valuation report issued by third party valuer dated August 31, 2011 and therefore the transactions were considered to be at arm’s length basis.

Note 4. Significant Accounting Policies, page F-17

Impairment other than goodwill, page F-22

10.	We note your policy that impairment of tangible and intangible assets is assessed at the cash-generating unit level. As there is significant judgment involved in making this determination, please provide the following information:

a)	clarify whether you are generally testing at the mining complex level or some other level of aggregation;

b)	provide your methodology for determining cash-generating units; and

c)	discuss how management monitors operations to identify independent cash-generating streams.

Please provide us with draft disclosure of the revised policy note to be included in future filings.

In response to the Staff’s comment, the Company will include the following disclosure in future filings:

For the purposes of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the mining activity (mining complex level) is attributed. Management monitors and manages operations at the mining complex level to identify cash-generating streams.

Note 5. Accounting Judgments and Key Sources of Estimation Uncertainty, F-34

11.	We note that you recorded impairment charges of RMB226.9 million and RMB417.2 million to property, plant and equipment and intangible assets, respectively, in 2012. Please expand your disclosure in future filings to:

a)	Identify the line item(s) of the statement of comprehensive income in which those impairment charges are included.

b)	Describe the events and circumstances that led to the recognition of the impairment charges.

c)	Describe the nature of the asset or cash-generating unit being impaired.

d)	Describe the method and key assumptions you applied in your impairment analysis and the value assigned to the key assumptions.

We refer you to the guidance at IAS 36 paragraphs 126 through 136. Please provide us with draft disclosure of your planned changes.

In response to the Staff’s comment, the Company will include the following disclosure in future filings:

Most of the coal sales by Premier and Wesfarmers Char are governed by a contract signed with an independent power station. The remaining coal sales are to independent third parties which are sold at market prices. The contract with the power station was a required condition in order for the government to grant the mining rights to Premier and Wesfarmers Char. The sales price under the contract is below market price and Premier and Wesfarmers Char are unable to negotiate to revise the terms of the existing contract, including the sale price of coal. Given the current level of market price of coal and rising costs, the Company also expect that the power station may purchase more coal from Premier and Wesfarmers Char, which will drive down the Company’s overall average sales prices. As a result, a combined assessment of Premier and Wesfarmers Char, being a cash-generating unit, was performed, and as a result, the Company recorded impairment on intangible assets (mining reserves and mining resources) of RMB417,214,000, property, plant and equipment (mining structures) of RMB226,925,000 and goodwill of RMB17,625,000 as selling, general and administrative expenses in its statement of comprehensive income as set out in Note 9 to the financial statements. The Company used the value-in-use method to assess the impairment and the key assumptions included the future market price of the coal, sales volume, and mining costs. The changes in these key assumptions that were applied in the impairment analysis were a decrease of the average coal price from AUD76 per tonne to AUD24 per tonne, a decrease in total sales volume from 141 million tonne to 58 million tonne, an increase in average nominal operating cost from AUD48 per tonne to AUD62 per tonne and an increase in capital expenditure from AUD460 million to AUD584 million.

Note 27. Goodwill, F-60

12.	We note your disclosure that you recognized impairment loss on goodwill of RMB17.6 million in respect of goodwill arising from the acquisitions of Premier Coal and Wesfarmers Char. Please describe the events and circumstances that led to the recognition of impairment charges. Please provide us with draft disclosure to be included in future filings.

The draft disclosure in response to the Staff’s comment has been included in our reply in Question 11 above.

*                     *                     *

In addition to the above responses, as requested by the Commission, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will instruct our legal counsel to submit the amended Form 20-F through EDGAR upon receipt of your confirmation on our proposed amendments. Please direct any questions or comments regarding our responses to the undersigned at (86) 537-538-3311. Thank you for your consideration of this matter.

Yours sincerely,

/s/ WU Yuxiang
WU Yuxiang, Chief Financial Officer
Yanzhou Coal Mining Company Limited